130 Adelaide Street W., Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 30, 2015	No. 15-11

Avalon provides update on East Kemptville Project, releases fourth annual
Sustainability Report and Annual Filings
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Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide an update on progress at its East Kemptville Tin-Indium Project, Nova Scotia, Canada, and announce the release of its fourth annual comprehensive Sustainability Report entitled Balancing Opportunities (the “2015 Sustainability Report”) along with the release of its 2015 annual filings. The 2015 Sustainability Report is available from the Company’s website at http://www.avalonraremetals.com/sustainability/2015_sustainability_report.

Update on East Kemptville Tin-Indium Project

The Company is continuing to work towards completing a Preliminary Economic Analysis (“PEA”) on the East Kemptville Project. While the Company had originally targeted having a PEA completed by the end of November, that timeline has proven to be unrealistic. The Company now plans to have a PEA completed in early calendar 2016 which will allow for the 2015 drilling data to be compiled and integrated into an updated resource estimate. It will also allow more time for completion of ongoing metallurgical testwork and finalization of the transfer of surface tenure at the site to Avalon.

The 2015 drilling program was completed on November 19, 2015, at a total of 4,514 metres in twenty two holes. Initial results from this drill program were released on November 3, 2015. Assays are now pending for the remaining drill holes which tested the Duck Pond Zone and the Main Zone extension. The PEA will now incorporate all the new data generated from the 2015 work program including the results of preliminary environmental assessment work.

Before finalizing the PEA, the Company plans to evaluate a number of alternative development scenarios for the scale of the operation. One interesting possibility to be considered is to initiate production at a relatively small scale by utilizing the existing ore stockpiles on the site, before eventually re-starting mining operations at a larger scale. This scenario has the attraction of potentially realizing production and cash flow in the relative short term with a small initial capital investment in a mill and gravity circuit to produce tin concentrate. A detailed cost-benefit analysis of this scenario is presently being undertaken by the Company’s technical team.

Discussions continue towards reaching an agreement to transition full title to the property to Avalon. The parties now expect to be able to conclude an arrangement for transfer of surface tenure in Q1 of calendar 2016.

www.avalonraremetals.com

2015 Sustainability Report

The 2015 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a review of the 2014 detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company. In response to comments from our readership, a more focused report has been prepared and formatted to facilitate easy access to the sections of the report of most interest to the reader. It also provides the detailed underlying data for those who wish to complete a more in-depth analysis and links to related corporate governance.

The 2015 Report also incorporates a self-assessment of Fiscal 2015 performance and sets targets for 2016 against the applicable Mining Association of Canada's Toward Sustainable Mining indicators. In addition to safety performance, the report highlights many other positive accomplishments such as the risk management program, management system development and metallurgical improvements that contribute to improved environmental performance to name a few.

Don Bubar, President and CEO comments, “Avalon continues to integrate sustainability into all aspects of its business. Reporting on our sustainability successes and challenges keeps our stakeholders informed and ourselves accountable. We believe that there is significant potential for creating additional shareholder value through exceptional sustainability performance and we remain committed to doing our part to advocate for improved sustainability performance across the entire natural resource extraction sector.”

Annual Filings

The Company has also completed the filings of its Consolidated Financial Statements, Management's Discussion and Analysis, and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for its fiscal year ended August 31, 2015. Copies of these filings are available on the Company’s website at http://www.avalonraremetals.com/investors/regulatory_filings/, through SEDAR at http://www.sedar.com or through EDGAR at http://www.sec.gov.

Consistent with prior years, the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended August 31, 2015, contained a going concern emphasis of matter. Disclosure of this going concern explanatory language is required by Section 610(b) of the NYSE MKT Company Guide.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2015 Sustainability Report by email to ir@avalonraremetals.com or by regular mail to Investor Relations, Avalon Rare Metals Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

For questions or feedback, please email the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO, at 416-364-4938.

Avalon Rare Metals Inc. (TSX&NYSE MKT: AVL) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

www.avalonraremetals.com

Cautionary Statement
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding the commencement and completion of its work programs, that the Company now plans to have a PEA completed in early calendar 2016 which will allow for the 2015 drilling data to be compiled and integrated into an updated resource estimate, that this will also allow more time for completion of ongoing metallurgical testwork and finalization of the transfer of surface tenure at the site to Avalon, that the PEA will now incorporate all the new data generated from the 2015 work program including the results of preliminary environmental assessment work and that the Company plans to evaluate a number of alternative development scenarios for the scale of the operation, that the parties now expect to be able to conclude an arrangement for transfer of surface tenure in Q1 of calendar 2016 . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the possibility of cost overruns or unanticipated costs and expenses, and unanticipated results from the work programs, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

www.avalonraremetals.com